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January 24, 2017

VIA EDGAR AND ELECTRONIC MAIL

Pamela A. Long, Esq.
Assistant Director
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Steel Partners Holdings L.P. (“SPLP”) Registration Statement on Form S-4 Filed January 9, 2017 File No. 333-215482

Dear Ms. Long:

We acknowledge receipt of the letter of comment dated January 18, 2017 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with SPLP and provide the following response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 1 to the Form S-4 filed on the date hereof by SPLP (the “Form S-4”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-4. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Unaudited Pro Forma Condensed Combined Financial Information

5. Pro Forma Adjustments - JPS Acquisition, page 143

1.	We note your use of the effective tax rate to determine the estimate of tax impacts on your pro forma adjustments for your JPS and SLI acquisitions. Please refer to Instruction 7 of Rule 11-02(b) of Regulation S-X and modify your presentation to include amounts determined using the statutory rate.

SPLP has modified its presentation of the tax impacts on its pro forma adjustments for the JPS and SLI acquisitions to include amounts determined using the statutory rate in effect during the periods presented in accordance with Instruction 7 of Rule 11-02(b) of Regulation S-X. See pages 17, 19, 138, 139, 144 and 145 of the Form S-4.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 24, 2017

6. Pro Forma Adjustments - SLI Acquisition, page 144

2.	Please expand your disclosure to separately quantify the fair-value adjustment associated with acquired inventories and the incremental depreciation expense discussed in note (a).

SPLP has expanded its disclosure to separately quantify the fair-value adjustment associated with acquired inventories and the incremental depreciation expense discussed in note (a). See page 144 of the Form S-4.

3.	We note you have included an adjustment to remove the effects of non-cash stock compensation expenses. Please explain to us how the stock compensation expense included in your adjustment is directly attributable to your acquisition of SLI.

The non-cash stock compensation expenses are directly attributable to SLI’s outstanding, unvested stock-based compensation awards held by its directors and senior management team immediately prior to the acquisition of SLI. The original terms of these outstanding stock-based awards did not provide for immediate vesting upon a change of control. Vesting of these awards was accelerated and the awards were converted into the right to receive a cash settlement at the date of acquisition pursuant to the terms of the merger agreement, with no future service requirement, allowing HNH to acquire 100% of SLI’s outstanding equity. Therefore, in accordance with the guidance in ASC 805-10-55-18, ASC 805-30-55-17 and related authoritative literature (Case D – ASC 805-30-55-23 and 24), SPLP determined that a modification of the outstanding awards had occurred, analogous to the issuance of a replacement award with no required post-combination service, and that the expense associated with such modification should be recognized immediately in its post-combination financial statements. Accordingly, SPLP recorded the associated expense during the nine months ended September 30, 2016. Since the payment that gave rise to the expense was required pursuant to the merger agreement and was made to enable HNH to acquire 100% of SLI’s outstanding equity, SPLP believes that such expense is directly attributable to the acquisition of SLI. No pro forma adjustment was made to SLI’s previously recognized stock compensation expenses reflected in its historical financial statements.

Material U.S. Federal Income Tax Consequences, page 147

4.	We note that you expect the exchange to be tax-free for shareholders. Please include a tax opinion and provide a summary of the opinion in the S-4. Remove any assumed legal conclusions that underlie the opinion, such as the treatment of SPLP as a partnership and the treatment of the preferred units as equity. In addition, if counsel’s opinion is subject to uncertainty, please explain why counsel cannot give a firm opinion and describe the degree of uncertainty. See Staff Legal Bulletin 19 for guidance.

A tax opinion has been filed as Exhibit 8.1 to the Form S-4, and SPLP has revised the Form S-4 in accordance with this comment. See pages 147 and 148 of the Form S-4.

January 24, 2017

Annex D: Opinion of Duff & Phelps, LLC

5.	Please revise the opinion to remove the limitation regarding who can rely upon the opinion.

The opinion has been revised to remove the limitation regarding who can rely upon the opinion. See pages 58 and D-4 of the Form S-4.

*  * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:	Mr. Jack L. Howard Leonard J. McGill, Esq.